Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: OCTOBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release –  Petro-Canada Files Shelf Prospectus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

                /s/ Hugh L. Hooker

Date:  October 28, 2004

Name:   Hugh L. Hooker

Title:

    Associate General Counsel

                 and Corporate Secretary

Exhibit 1

For Immediate Release

October 28, 2004

Petro-Canada Files Shelf Prospectus

Calgary, Alberta – Petro-Canada and its wholly owned subsidiary, PC Financial Partnership, today filed a preliminary shelf prospectus with the Alberta Securities Commission and a registration statement with the U.S. Securities and Exchange Commission for the offering, from time to time until December 2006, of up to $1 billion US of debt securities. When the new final shelf prospectus and related registration statement are filed, they will replace Petro-Canada’s existing base shelf prospectus dated May 14, 2003 and related registration statement.

This filing will provide Petro-Canada and the PC Financial Partnership with flexibility to issue securities in one or more tranches when market conditions are appropriate over the next 25 months. Securities issued by PC Financial Partnership will be fully and unconditionally guaranteed by Petro-Canada. Any debt securities issued under the shelf prospectus will be issued only in the United States.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any Province, State or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such Province, State or other jurisdiction.

Copies of the shelf prospectus may be obtained by contacting Investor Relations.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

PC Financial Partnership was formed in 2004 as a general partnership under the laws of the State of Delaware. The partners of the partnership are Petro-Canada (which holds a 99.9 per cent interest) and a wholly-owned subsidiary of Petro-Canada (which holds a 0.1 per cent interest). The partnership has no independent operations, and its primary purpose is the financing of other subsidiaries or affiliates of Petro-Canada in the United States.

Investor and analyst inquiries:

Gordon Ritchie

Derek De Leon

Senior Director, Investor Relations

Senior Advisor, Investor Relations

Tel. (403) 296-7691

Tel. (403) 296-3319

email: gritchie@petro-canada.ca

email: ddeleon@petro-canada.ca

Media inquiries:

Helen Wesley

Senior Director, Corporate Communications

(403) 296-3555